  Exhibit 99.1

High Tide Celebrates Earth Day With Announcement of Contribution Towards Recycling Over 20,000 Pounds of Plastic Waste Through Partnership With [Re] Waste

CALGARY, AB, April 21, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, celebrates Earth Day tomorrow, through its continued commitment of recycling plastic from cannabis packaging in conjunction with its packaging recycling partner, [Re] Waste. Cannabis packaging is unique, as cannabis is a highly regulated product and is packaged in single-use plastic, which is difficult to recycle within the existing municipal programs.

High Tide and [Re] Waste have partnered together to reduce the environmental impact of cannabis products by placing collection points within all Canna Cabana retail store locations nationwide. Cabana Club, including its ELITE members and all cannabis consumers, are able to drop their used cannabis containers into the bins, which to date, has contributed towards the diversion of over 20,000 pounds of plastic from ending up in landfills and littering our communities. Through this initiative, both Alberta-based companies High Tide and [Re] Waste are making an impact across the nation for greater environmental sustainability.

"High Tide is proud to partner with [Re] Waste, another Alberta-grown business, to divert thousands of units of single-use cannabis plastics from landfills into reusable and functional products. As the largest non-franchised retailer in Canada, we are conscious of the volume of packaging cannabis produces and are taking steps proactively to ensure these plastics can be re-purposed and that they don't end up in landfills," said Raj Grover, President and Chief Executive Officer of High Tide.

"In recognition of Earth Day, we are sharing our progress on this valuable and important initiative to motivate our industry partners to do the same. As our business expands in Canada and internationally, we will continue to think innovatively to further these environmentally friendly initiatives to play our part in the sustainability of our industry and upholding our responsibility for our planet," added Mr. Grover.

"[Re] Waste is thrilled to have partnered with High Tide and to have contributed to the diversion of over 20,000 pounds of plastic waste from landfills through our innovative recycling program for cannabis packaging. As a company dedicated to creating a circular economy for the cannabis industry, we understand the importance of sustainable solutions for hard-to-recycle materials like cannabis packaging. Through our partnership with High Tide and our network of collection points at Canna Cabana retail locations, we are able to collect, sort, and transform used cannabis packaging into reusable and functional products for the industry. We are proud to be part of High Tide's commitment to sustainability and look forward to continuing our efforts to create a more sustainable future for the cannabis industry," said Corey Saban, C.E.T, Founder and CEO of [Re] Waste.

ABOUT [Re] WASTE

[Re] Waste is a leading recycling company focused on reducing the environmental impact of cannabis packaging. With a revolutionary retail collection program across Canada and into the United States, we work with partners like High Tide and Canna Cabana to divert hard-to-recycle cannabis packaging from landfills and turn it into valuable products that can be used within the industry. To date, we've diverted over 20,000 pounds of cannabis packaging from landfills, helping our partners and customers meet their sustainability goals. As we continue to grow, we remain committed to promoting sustainability in the cannabis industry and working with industry leaders to create a more sustainable future for all.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 152 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, partnerships and initiatives); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; and the goals, impact and development of the Company's environmentally friendly initiatives and partnerships.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; the Company will hit its forecasted revenue and sales projections for the financial year of the Company ending October 31, 2023; same-store sales will continue to increase; the Company will make meaningful increases to its revenue profile; the Company will continue to integrate and expand its CBD brands; the Company will add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company's environmentally friendly initiatives and partnerships will have the anticipated impact on the Company's business and continue to grow; the Company will develop future environmentally friendly initiatives and partnerships; and the Company's partnership with [Re] Waste will continue.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; risk that the Company will not hit its forecasted revenue and sales projections for the financial year of the Company ending October 31, 2023; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile, but that it will decease and/or plateau; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company's environmentally friendly initiatives and partnerships will not have the anticipated impact on the Company's business and/or be unable to grow; risks that the Company will be unable to develop future environmentally friendly initiatives and partnerships; risk that the [Re] Waste partnership will be cancelled and/or not continue; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Company's common shares on the TSXV and Nasdaq.

Additional risk factors that can cause results to differ materially from those expressed in this cautionary note regarding forward-looking statements are discussed in greater detail in the "Non-Exhaustive List of Risk Factors" section of our current annual information form attached thereto as Schedule "A". Such risk factors may be further updated from time to time in our periodic filings, available on our profiles at www.sedar.com and www.sec.gov, which risk factors are incorporated herein by reference.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 14:00e 21-APR-23